

August 15, 2013

Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re: Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated July 2, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 18, 2013.

Form 20-F for Fiscal Year Ended December 31, 2012

Risk Factors

"We are in the process of registering the pledges of equity interests by nominee shareholders…", page 22

1.   We note from this risk factor disclosure that you are in the process of registering the pledge of equity interests by nominee shareholders of certain of your newly acquired consolidated affiliated entities. Based on the diagram provided as Exhibit 1 to prior comment 3, as well as other disclosures throughout your filings, it is not clear to which newly acquired entities you are referring. Please advise.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

2.   We note the proposed revised disclosures provided in your response to prior comment 5 where you include a discussion regarding the statutory limits on loans to any of your PRC subsidiaries. Please tell us whether you considered including quantified information regarding such limitations and at a minimum, provide such amounts in your response.

Notes to the Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-9

3.   We note your response to prior comment 6 where you state that in the event Baidu Online cannot have the P4P service results displayed on the website operated by Baidu Netcom, Baidu Online can set up or find access to alternative domain names and websites to display such results without substantial obstacles. Considering your disclosures on page 37 where you state that you believe baidu.com captured the largest internet search traffic in China in 2012, tell us why you believe the loss of access to Baidu Netcom's domain names and website would create limited obstacles and interruptions to your business. Alternatively, please revise to include risk factor disclosures regarding the potential risks should Baidu Online lose access to Baidu Netcom's website and domain names.

4.   In addition, please expand your disclosures in the Business section to incorporate the information provided in your response to prior comment 6. In this regard, revise your disclosures to clearly describe how Baidu Online and Baidu Netcom each contribute to the P4P operations within the constraints of the PRC regulations. We refer you to Item 4.B of Form 20-F.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief

cc: Via E-mail
        Z. Julie Gao, Esq, Skadden, Arps, Slate, Meagher & Flom